File No. __________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


Dominican Power Partners ("DPP")
(Name of foreign utility company)


THE AES CORPORATION
4300 Wilson Boulevard
Arlington, Virginia 22203
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

         Vincent Mathis
         Vice President
         The AES Corporation
         4300 Wilson Boulevard
         Arlington, Virginia  22203

         Clifford M. Naeve
         Paul Silverman
         Skadden, Arps, Slate, Meagher & Flom LLP
         1440 New York Ave. NW
         Washington, D.C.  20005

ITEM 1

         Foreign utility status is claimed by DPP, a corporation organized under the laws of the Cayman Islands, with its business address at Avenida Venezuela, Parque Energetico Los Mina, Santo Domingo, Dominican Republic.

         DPP is an electricity generation business located in Santo Domingo, Dominican Republic. AES indirectly owns a 100% interest in DPP.

         AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001).

ITEM 2

         DPP has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL is wholly owned by IPALCO Enterprises, Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, DPP, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


By:      /s/ Vincent Mathis
     -------------------------------
         Vincent Mathis
         Vice President
         The AES Corporation
         4300 Wilson Boulevard
         Arlington, Virginia 22203
         (703) 522-1315

Dated:  December 13, 2005